Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)(2)

		Year Ended December 31,
	September 30, 2009	2008	2007	2006

FIXED CHARGES:
Interest and Commissions on debt and capital contribution securities	4,656,053	11,118,228	8,291,657	4,836,256
Other interest and borrowing expenses	59,132	108,910	81,541	64,502

Total fixed charges, as defined	4,715,185	11,227,138	8,373,198	4,900,758

EARNINGS:
Total comprehensive income	-1,028,504	3,313,616	(209,988)	32,478
Income taxes	-532,710	1,288,707	(110,040)	8,001
Fixed charges, as defined	4,715,185	11,227,138	8,373,198	4,900,758

Total earnings, as defined	3,153,971	15,829,461	8,053,170	4,941,237

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	0.67	1.41	0.96	1.01

The amount of coverage deficiency:	1,561,214	—	320,028	—

(1)	The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekreditt completed on 24 June 2009.

(2)	Effective 1 January 2007, the accounts are presented according to international accounting principles as issued by the IASB (International Financial Reporting Standards). Figures for the year ended December 31, 2006 have been restated under IFRS for comparative purposes.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities and other interest and borrowing expenses.

(4)	The ratio of earnings to fixed charges as of September 30, 2009 had a deficit due to negative earnings of NOK 1,029 million (USD 178 million). The negative earnings were driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in the year ended December 31, 2007 had deficits due to negative earnings of NOK 210 million (USD 39 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities in the trading portfolio.